07021716

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

March 10, 2007

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 36	March 10, 2007	Intimating Stock Exchanges that the Board of Directors of the Company at its meeting held today has considered and approved a Scheme for Amalgamation of Indian Petrochemicals Corporation Limited with the Company.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

Encl: a/a

PROCESSED
MAR 1 4 2007
THOMSON
FINANCIAL

3/12

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

March 10, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Fax No.2272 3121 / 2272 3710

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Mumbai 400 051
Fax No.2659 8237 / 38

Dear Sirs,

Sub: Scheme of Amalgamation of IPCL with the Company

Further to our letter dated March 07, 2007, we wish to inform you that the Board of Directors of the Company ("the Board") at its meeting held today has approved a Scheme of Amalgamation ("the Scheme") of Indian Petrochemicals Corporation Limited (the "**Transferor Company**") with the Company under the provisions of Sections 391 to 394 of the Companies Act, 1956.

The Scheme shall be subject to necessary approvals and sanctions of the Hon'ble High Court of Judicature at Bombay and the Hon'ble High Court of Gujarat at Ahmedabad.

We enclose a copy of the media release which contains broad features of the Scheme as approved by the Board.

In terms of Clause 24(f) of the Listing Agreement, the Scheme will be submitted separately for your approval.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

Copy to:
National Securities Depository Limited
Trade World, A wing, 4th & 5th Floors,
Kamala Mills Compound,
Lower Parel, Mumbai - 400 013.

Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers
16th Floor, Dalal Street
Mumbai - 400 023

The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
S A 11, Avenue de la Porte-Neuve
B P 165, L - 2011
Luxembourg

The Bank of New York
101 Barclay Street
New York, NY 10286
New York
Fax : 001 212 571 3050

Media Release

BOARD OF DIRECTORS OF IPCL AND RIL APPROVE MERGER

IPCL SHAREHOLDERS TO RECEIVE ONE SHARE OF RIL FOR FIVE SHARES HELD IN IPCL

PROPOSED MERGER IS EARNINGS ACCRETIVE FOR SHAREHOLDERS OF RIL

IPCL'S SHAREHOLDERS SET TO BENEFIT FROM RIL'S SUPERIOR PERFORMANCE AND GROWTH MOMENTUM

RIL BOARD APPROVES INTERIM DIVIDEND OF RS 11 PER SHARE
IPCL BOARD APPROVES INTERIM DIVIDEND OF RS 6 PER SHARE

MUMBAI, MARCH 10, 2007: The Board of Directors of Reliance Industries Ltd (RIL) and Indian Petrochemicals Corporation Limited (IPCL) have unanimously approved the scheme of merger of IPCL with RIL, subject to the necessary regulatory & shareholder approvals.

RIL is India's largest private sector company with a leadership position in the petrochemicals industry while IPCL is India's second largest company in that sector. As part of the divestment program of the Government of India, RIL acquired 26% equity in IPCL in the year 2002 and thereafter increased its holding to 46% through an open offer. Over the last five years of IPCL's operations, with the support of Reliance management several initiatives were introduced to increase capacity utilization, reduce operating costs and improve financial management. This has resulted in ongoing improvement in financial and operating performance at IPCL with revenue increasing from Rs 5,527 crore in FY 2001-02 to Rs 12,362 crore in FY 2005-06, a CAGR of 22% and net profit increasing from Rs 107 crore in FY 2001-02 to Rs 1,164 crore in FY 2005-06, a CAGR of 82%. The

improvement in financials has led to a significant improvement in IPCL's capital structure, with IPCL becoming debt free on net basis as compared to a net debt of Rs 3,482 crore in March 2002.

RIL has a diversified portfolio of businesses in the form of oil and gas, refining and marketing, petrochemicals, organized retail and development of Special Economic Zones. RIL has plans to make significant capital investments in all its core businesses to pursue growth opportunities. On the other hand, IPCL's business portfolio predominantly consists of commodity polymers, which makes it prone to earnings volatility and cyclical risk. The merger provides shareholders of IPCL an opportunity to de-risk their investment by participating in the growth opportunities at RIL.

The merger will be earnings accretive for RIL's shareholders at the proposed merger ratio. This merger will also facilitate the integration of management resources with economic interest while providing for free flow of products and intellectual capital between the two companies.

The proposed merger is in line with industry trends, which will help achieving scale, size, integration, and enhanced financial strength along with the flexibility to pursue future growth opportunities, both organic and inorganic, within and outside India.

Commenting on the merger, Mukesh D. Ambani, Chairman & Managing Director, RIL, stated, *"With this merger, I am happy to welcome all IPCL shareholders to the RIL family. This merger will create value through synergies and scale that shall enhance the sustainable competitive advantages of RIL. This merger will be earnings accretive for the shareholders of RIL and shall provide shareholders of IPCL an opportunity to participate in RIL's diversified business portfolio."*

Media Release

Consolidated Production of Key Petrochemical products ('000 tonnes)*

Product	RIL	IPCL	RIL (post merger)
Ethylene	836	946	1,782
Propylene	403	348	751
PE	429	587	1,016
PP	1,362	258	1,620
PVC	341	243	585
MEG	509	271	780
POY	623	121	744
PSF	613	129	743

** Production is based on production for the nine months period ended 31st Dec 2006, as annualized, for comparison purpose only.*

Merger Details:

The appointed date of merger of IPCL with RIL is April 01, 2006. Under the terms of the proposed merger, IPCL shareholders will receive 1 share of RIL for every 5 shares of IPCL held by them. The exchange ratio has been determined on the basis of a Valuation Report by PricewaterhouseCoopers and Ernst & Young, jointly appointed. JM Morgan Stanley and DSP Merrill Lynch are the Financial Advisors. Amarchand & Mangaldas & Suresh A Shroff & Company are the Legal Advisors.

The share capital of RIL post merger shall increase from Rs 1,393.5 crore to Rs 1,453.6 crore.

RIL's associate companies hold 47.3% of IPCL's equity share capital. These shares will be exchanged for equity shares of RIL having current market value of over Rs 3,700 crore, and will constitute 2% of the enhanced equity share capital of RIL. The associates will hold the shares for the benefit of all the shareholders of RIL and could monetize the economic

Media Release

value at an appropriate time in the future. These shares could be offered to financial or strategic investors in domestic or international markets.

Board of Directors of RIL approved an *interim* dividend of Rs 11 per share amounting to Rs 1,748 crore including dividend tax.

Board of Directors of IPCL approved an interim dividend of Rs 6 per share amounting to Rs 206 crore including dividend tax.

Reliance Industries Limited:

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with turnover of Rs 89,124 crore (US$ 20 billion), cash profit of Rs 13,174 crore (US$ 3 billion), net profit of Rs 9,069 crore (US$ 2 billion), net worth of Rs 49,804 crore (US$ 11 billion) and total assets of Rs 93,095 crore (US$ 20.9 billion).

For the nine months period ended December 31, 2006, RIL's turnover was at Rs 83,487 crore and net profit was at Rs 8,055 crore.

RIL is the first and only private sector Company from India to feature since 2004 Fortune Global 500 list of 'World's Largest Corporations' and ranks amongst the world's Top 200 companies in terms of profits. RIL emerged in the world's 10 most respected energy/chemicals companies and amongst the top 50 companies that create the most value for their shareholders in a global survey and research conducted by PricewaterhouseCoopers and Financial Times in 2004. RIL also features in the Forbes Global list of world's 400 best big companies and in FT Global 500 list of world's largest companies.

Media Release

Indian Petrochemicals Corporation Limited:

IPCL was established in March 1969 as Government of India Undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals market in India.

IPCL is India second largest petrochemicals company with turnover of Rs 12,362 crore (US$ 2,771 million), cash profit of Rs 1,727 crore (US$ 387 million), net profit of Rs 1,164 crore (US$ 261 million), net worth of Rs 4,970 crore (US$ 1,114 million) and total assets of Rs 10,547 crore (US$ 2,364 million).

For the nine months period ended December 31, 2006, IPCL's turnover was at Rs 10,307 crore and net profit was at Rs 1,014 crore.

IPCL operates three integrated petrochemicals complexes in India – a naphtha based cracker complex at Vadodara; a gas based cracker complex each at Gandhar and Nagothane. The polymer business of IPCL primarily encompasses commodity plastic raw materials namely Polypropylene (PP), Polyethylene (PE) and Poly Vinyl Chloride (PVC). The fibre intermediates business of IPCL encompasses Mono Ethylene Glycol (MEG). In FY 2005-06, IPCL made its foray into Polyester by acquiring six polyester manufacturing companies and thereby changed its business model by becoming an integrated petrochemical company.

Corporate Communications
Maker Chamber IV
5th Floor
Nariman Point, Mumbai 400 021, India
Internet : www.ril.com

Telephone : 2278 5568, 2278 5585
2278 5589, 2278 5000
(+91 22) 2278 5185
(+91 22) 2278 5560
E-mail : ccd1@ril.com

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

March 10, 2007

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 16 & 19	March 10, 2007	Intimating Stock Exchanges that the Board of Directors of the Company at its meeting held today declared an Interim Dividend of Rs.11 (Rupees eleven) per fully paid equity share of Rs.10/- each of the Company.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

Encl: a/a

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

March 10, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Fax No.2272 3121 / 2272 3710

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Mumbai 400 051
Fax No.2659 8237 / 38

Dear Sirs,

Further to our letter dated March 02, 2007, we wish to inform you that the Board of Directors of the Company ("the Board") at its meeting held today has declared an Interim Dividend of Rs.11 (Rupees eleven) per fully paid equity share of Rs.10/- each of the Company. The paid up equity share capital of the Company as on date is Rs.1393.50 Crores.

As intimated earlier, the 'Record Date' fixed by the Company to determine the names of equity shareholders who would be eligible to receive the Interim Dividend declared by the Board is **Thursday, March 22, 2007**. The posting of Dividend Warrants will commence on and from **Friday, March 23, 2007**.

Please inform your members accordingly.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

Copy to:
National Securities Depository Limited
Trade World, A wing, 4th & 5th Floors,
Kamala Mills Compound,
Lower Parel, Mumbai - 400 013.

Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers
16th Floor, Dalal Street
Mumbai - 400 023

The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
S A 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg

The Bank of New York
101 Barclay Street
New York, NY 10286
New York
Fax : 001 212 571 3050

END